                                   FORM N-8F

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                       Application for Deregistration of
                    Certain Registered Investment Companies

                       I. GENERAL IDENTIFYING INFORMATION

1. Reason fund is applying to deregister (check only one):

                                   [X} Merger

                                [ ] Liquidation

                        [ ] Abandonment of Registration
          (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

            [ ] Election of status as a Business Development Company
         (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2. Name of fund: Morgan Stanley Income Builder Fund

3. Securities and Exchange Commission File No.: 811-07575

4. Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

                     [ ] Initial Application [X] Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip
Code):

                    Morgan Stanley Investment Advisors Inc.
                          1221 Avenue of the Americas
                               New York, NY 10020

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

                                Rita Rubin, Esq.
                    Morgan Stanley Investment Advisors Inc.
                          1221 Avenue of the Americas
                               New York, NY 10020
                                 (212) 762-5442

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and
31a-2 under the Act 17 CFR 270.31a-1, 31a-2:

Morgan Stanley Services Company Inc.
Harborside Financial Center, Plaza Two, Jersey City, NJ 07311
Attention: Frank Smith
(201) 830-8373

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the period specified in those rules.

8. Classification of fund (check only one):

[X} Management company;

[ ] Unit investment trust; or

[ ] Face-amount certificate company.

9. Subclassification if the fund is a management company (check only one):

[X] Open-end [ ] Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware,
Massachusetts):

Massachusetts

11. Provide the name and address of each investment adviser of the fund
(including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

Morgan Stanley Investment Advisors Inc., 1221 Avenue of the Americas
New York, NY 10020

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

Morgan Stanley Distributors Inc., 1221 Avenue of the Americas
New York, NY 10020

13. If the fund is a unit investment trust ("UIT") provide: N/A

(a) Depositor's name(s) and address(es):

(b) Trustee's name and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

[ ] Yes [X] No

If Yes, for each UIT state:

Name(s):
                                                    File No.: 811-___________
Business Address:

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X] Yes  [ ] No

If Yes, state the date on which the board vote took place:

February 6, 2006

                                                               If No, explain:

(b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X] Yes  [ ] No

If Yes, state the date on which the shareholder vote took place:

July 17, 2006

                                                               If No, explain:

II. Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[X] Yes [ ] No

(a) If Yes, list the date(s) on which the fund made those distributions:

September 15, 2006

(b) Were the distributions made on the basis of net assets?

[X] Yes [ ] No

(c) Were the distributions made pro rata based on share ownership?

[X] Yes [ ] No

(d) If No to (b) or (c) above, describe the method of distributions to shareholders.

(e) For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

Shareholders have received shares of Morgan Stanley Balanced Fund (acquiring
Fund) equal to the value of their holdings in Morgan Stanley Income Builder Fund
(target Fund). Each shareholder of the Fund has received the Class of shares of
Balanced Fund that corresponds to the Class of shares of the Fund held by that shareholder.

(f) Liquidations only:

Were any distributions to shareholders made in kind?

[ ] Yes [ ] No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17. Closed-end funds only: N/A Has the fund issued senior securities?

[ ] Yes [ ] No

If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18. Has the fund distributed all of its assets to the fund's shareholders?

Yes [X] No [ ]

If No,

(a) How many shareholders does the fund have as of the date this form is filed?

(b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[ ] Yes [X] No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

[ ] Yes [X] No

If Yes,

(a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b) Why has the fund retained the remaining assets?

(c) Will the remaining assets be invested in securities?

[ ] Yes [ ] No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[ ] Yes [X] No

If Yes,

(a) Describe the type and amount of each debt or other liability:

(b) How does the fund intend to pay these outstanding debts or other liabilities?

IV. Information About Event(s) Leading to Request For Deregistration

22. (a) List the expenses incurred in connection with the Merger or Liquidation:

(i) Legal expenses: Approximately $80,000

(ii) Accounting expenses: Approximately $4,000

(iii) Other expenses (list and identify separately): Approximately $52,000 for printing of proxies and $45,000 for tabulating and mailing proxies.

(iv) Total expenses (sum of lines (i)-(iii) above): Approximately $181,000

(b) How were those expenses allocated? See 22 (i), (ii) and (iii)

(c) Who paid those expenses? The Fund's Investment Adviser, Morgan Stanley
Investment Advisors Inc.

(d) How did the fund pay for unamortized expenses (if any)? None.

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

[ ] Yes [X] No

If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.  Conclusion of Fund Business

24. Is the fund a party to any litigation or administrative proceeding?

[ ] Yes [X] No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[ ] Yes [X] No

If Yes, describe the nature and extent of those activities:

VI. Mergers Only

26. (a) State the name of the fund surviving the Merger:

Morgan Stanley Balanced Fund (formerly Morgan Stanley Balanced Growth Fund)

(c) State the Investment Company Act file number of the fund surviving the
Merger:

811-07245

(d) If the merger or reorganization agreement has been filed with the
Commission, state the file number(s), form type used and date the agreement was filed:

333-132395 Form N-14/A
May 16, 2006

(e) If the merger or reorganization agreement has not been filed with the
Commission provide a copy of the agreement as an exhibit to this form.

                                  VERIFICATION

The undersigned states that (i) she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of
Morgan Stanley Income Builder Fund, (ii) she is the Assistant Secretary of
Morgan Stanley Income Builder Fund, and (iii) all actions by shareholders, directors and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of her knowledge, information and belief.

                              /s/ Rita Rubin
                            -----------------------
                                Rita Rubin